CURRENT “ARCHITECT OF RECORD”

March 7, 2003
Global Modular, Inc.
1200 Airport Drive
Chowchilla, CA 93610

Attn: Adam DeBard
Fax (916) 563-3456

Re: Professional Services
Architectural Services Agreement Proposal 03-06

In accordance with the California Business and Professions Code Section 5536.22, the scope of services is outlined as follows:

Scope of Work: Geiger Grafics Architectural Services (GGAS) proposes to work on an hourly basis to prepare the documentation for various proposed relocatable classroom building projects. Work shall include coordination, research, preparation, documentation, submittal to DSA, and final reports, as required.

Estimated Time frames for completion:
To be determined upon specific criteria submitted by Global Modular.

Limitations of Liability: shall hold Geiger Grafics Architectural Services (GGAS) responsible only to the amount of consultant fees proposed. It is anticipated that Professional Liability Insurance will not be required and the cost of such, is not included in this proposal.

Termination of Agreement: either party for any reason shall terminate this agreement upon ten (10) calendar days of written notice. In the event the parties to this agreement are unable to reach a settlement of any dispute arising out of the services under this agreement, then such disputes shall be settled through either mediation or binding arbitration. Undisputed fees shall be payable upon notification of termination.

Terms and Conditions: Payment for ser-vices shall be due upon submittal of invoice on net 30 terms. Unpaid invoices due past ten (10) calendar days will be subject to a monthly service charge of 3% of the unpaid balance, and shall be accumulative. In the event payment is not made when due and it becomes necessary to commence suit to collect amounts due, Client agrees to pay interest, collection company's fees, plus attorney's fees. It is GGAS policy to place a mechanic's lien or stop notice against the property for the amount owed after 60 days from the date of billing. A $150.00 lien fee and/or applicable stop notice fee will be added to the amount owed.

This proposal and the information contained within is confidential arid proprietary in nature.

Services Agreement Proposal 03-06 Page 1 of 2

Fee Schedule:
Hourly rate at $85.00 per hour. Client shall pay for all DSA and reproduction costs.

Reimbursement for all consultants, mileage, copies, blueprints, plots, film/disks and photographs, long distance calls, cellular phone calls, postage, and supplies, at cost plus 15%.

Retainer for Services:
$1,000.00 retainer is due prior to start and shall be applied to the final invoice.

Proposal offered by:	Proposal accepted by:

/s/ Norman A. Geiger	/s/ Adam DeBard

Norman A. Geiger, AIA, CSI, CDT, ICBO
GEIGER GRAFICS ARCHITECTURAL SERVICES	Global Modular, Inc.
P.O. Box 41054	1200 Airport Road
Sacramento, CA 95841-0054	Chowchilla, CA 93610

/O306/PROPO306.LTR

This proposal and the information contained within is confidential arid proprietary in nature.

Services Agreement Proposal 02-13 Page 2 of 2